UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60303/ July 14, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13503

———————————————————

In the Matter of	:
	: ORDER MAKING FINDINGS AND
H-ENTERTAINMENT, INC.,	: REVOKING REGISTRATIONS
HAMBURGER HAMLET	: BY DEFAULT AS TO FIVE
RESTAURANTS, INC.,	: RESPONDENTS
HARVARD INTERNATIONAL	:
TECHNOLOGIES, LTD.,	:
HEALTHCENTRAL.COM,	:
HELIAN HEALTH GROUP, INC., and	:
HEMISPHERE DEVELOPMENT CORP.	:
(N/K/A HEMISPHERE ENERGY CORP.)	:

———————————————————

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 4, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice by June 12, 2009. Respondents had ten days to file an Answer from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. The proceeding has ended as to Respondent Hemisphere Development Corp. (n/k/a Hemisphere Energy Corp.). H-Entertainment, Inc., Exchange Act Rel. No. 60229 (July 2, 2009). To date, none of the remaining Respondents has filed an Answer.

The remaining Respondents, H-Entertainment, Inc., Hamburger Hamlet Restaurants, Inc., Harvard International Technologies, Ltd., HealthCentral.com, and Helian Health Group, Inc., are in default for failing to file an Answer to the OIP, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2) and .220(f). Accordingly, as authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

H-Entertainment, Inc. (CIK No. 751145), is a permanently revoked Nevada corporation located in Woodland Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $4 million for the prior three months. As of June 3, 2009, the company's common stock (symbol "HENI") was traded on the over-the-counter markets.

Hamburger Hamlet Restaurants, Inc. (CIK No. 879501), is a forfeited Delaware corporation located in Sherman Oaks, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 24, 1995, which reported a net loss of over $1 million for the prior three months. On December 6, 1995, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was terminated on January 23, 2001. As of June 3, 2009, the company's common stock (symbol "HMBQ") was traded on the over the-counter markets.

Harvard International Technologies, Ltd. (CIK No. 899659), is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1993, which reported a net loss of $12 million (Canadian) for the prior twelve months. As of June 3, 2009, the company's common stock (symbol "HAVI") was traded on the over-the-counter markets.

HealthCentral.com (CIK No. 1095016) is an inactive Delaware corporation located in Emeryville, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $10 million for the prior three months. On October 9, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on February 8, 2008. As of June 3, 2009, the company's common stock (symbol "HCENQ") was traded on the over-the-counter markets.

Helian Health Group, Inc. (CIK No. 856288), is a Delaware corporation located in Monterey, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended August 31, 1995, which reported a net loss of $429,352 for the prior three months. On September 13, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on June 5, 2003.

These five Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these five Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of H-Entertainment, Inc., Hamburger Hamlet Restaurants, Inc., Harvard International Technologies, Ltd., HealthCentral.com, and Helian Health Group, Inc., are revoked.

_____

Robert G. Mahony
Administrative Law Judge